Exhibit 99.156

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	News Release of the Registrant dated September 30, 2010.
2.	News Release of the Registrant dated August 30, 2010.
3.	News Release of the Registrant dated February 16, 2010.
4.	Management’s Discussion and Analysis for the three months ended March 31, 2011, and 2010, filed May 26, 2011.

Dated: June 2, 2011.

/s/ Keith Green
KEITH GREEN, P. Geo.